UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ampio Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

03209T109

(CUSIP Number)

April 27, 2022**

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Date of the most recent required filing.

The information in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03209T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce E. Terker (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,402,231 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,402,231 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,402,231 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.34%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03209T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ballyshannon Partners, L.P. (IRS Identification No. 23-2751854) (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,913,333 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,913,333 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,913,333 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.60%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03209T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ballyshannon Family Partnership, L.P. (IRS Identification No. 23-3086095) (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,590,666 (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,590,666 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,590,666 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.14%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03209T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insignia Partners, L.P. (Identification No. 23-3054280) (4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000 (4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000 (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.44%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03209T109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Odyssey Capital Group, L.P. (Identification No. 23-2600849) (5)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,898,232 (5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,898,232 (5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,898,232 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.16%
12	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03209T109

Item 1(a).	Name of Issuer

Ampio Pharnaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

373 Inverness Parkway, Suite 200

Englewood, CO 80112

Item 2(a).	Name of Person Filing:

Bruce E. Terker (1)*

Ballyshannon Partners, L.P. (2)

Ballyshannon Family Partnership, L.P. (3)

Insignia Partners, L.P. (4)

Odyssey Capital Group, L.P. (5)

Item 2(b).	Address of Principal Business Office or, in none, Residence:

950 West Valley Road, Suite 2900

Wayne, PA 19087

Item 2(c).	Citizenship:

Bruce E. Terker is a US Citizen (1)

Ballyshannon Partners, L.P. – Pennsylvania USA (2)

Ballyshannon Family Partnership, L.P. – Pennsylvania USA (3)

Insignia Partners, L.P. – Pennsylvania, USA (4)

Odyssey Capital Group, L.P. – Pennsylvania, USA (5)

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value per share

Item 2(e).	CUSIP Number 03209T109

*

Bruce E. Terker is the Sole Owner of Ballyshannon Partners, Inc., the General Partner of (2) Ballyshannon Partners, L.P., (3) Ballyshannon Family Partnership, L.P., (4) Insignia Partners, L.P. and is the Sole Owner of Odyssey Capital Group, Inc., the General Partner of (5) Odyssey Capital Group, L.P.

CUSIP No. 03209T109

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13-d1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

*

Bruce E. Terker is the beneficial owner of 14,402,231 shares of common stock. Bruce E. Terker is the Sole Owner of Ballyshannon Partners, Inc., the General Partner of (2) Ballyshannon Partners, L.P., (3) Ballyshannon Family Partnership, L.P., (4) Insignia Partners, L.P., and is the Sole Owner of Odyssey Capital Group, Inc. the General Partner of (5) Odyssey Capital Group, L.P.

Amount Benefici ally Owned	(1) 14,402,231

	(Mr. Terker may be deemed a beneficial owner of the shares held by
	(2) Ballyshannon Partners, L.P., (3) Ballyshannon Family Partnership, L.P.,
	(4) Insignia Partners, L.P. and (5) Odyssey Capital Group, L.P. because
	he is the sole owner of the General Partner of those partnerships.)
	(2) 5,913,333
	(3) 2,590,666
	(4) 1,000,000
	(5) 4,898,232

(b)	Percent of Class:	(1) 6.34%
		(2) 2.60%
		(3) 1.14%
		(4) 0.44%
		(5) 2.16%

(c)	Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote:	0

	(ii) shared power to vote or to direct the vote:	(1) 14,402,231
		(2) 5,913,333
		(3) 2,590,666
		(4) 1,000,000
		(5) 4,898,232

	(iii) sole power to dispose or direct the disposition of:	0

	(iv) shared power to dispose or to direct the disposition of: (1) 14,402,231
		(2) 5,913,333
		(3) 2,590,666
		(4) 1,000,000
		(5) 4,898,232

CUSIP No. 03209T109

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 03209T109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 27, 2022	/s/ Bruce E. Terker
Bruce E. Terker

Ballyshannon Partners, L.P.

By: Ballyshannon Partners, Inc., its General Partner

		By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President of the General Partner

Ballyshannon Family Partnership, L.P.

By: Ballyshannon Partners, Inc., its General Partner

		By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President of the General Partner

Insignia Partners, L.P.

By: Ballyshannon Partners, Inc., its General Partner
		By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President of the General Partner

Odyssey Capital Group, L.P.

By: Odyssey Capital Group, Inc., its General Partner

		By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	Chairman of the General Partner

CUSIP No. 03209T109

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of April 27, 2022 by and among Bruce E. Terker, Ballyshannon Partners, L.P., Ballyshannon Family Partnership, L.P., Insignia Partners, L.P. and Odyssey Capital Group, L.P. (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 12(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligation under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G with respect to Ampio Pharmaceuticals, Inc. to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

Date:	April 27, 2022	/s/ Bruce E. Terker
Bruce E. Terker

Ballyshannon Partners, L.P.

By: Ballyshannon Partners, Inc., its General Partner

		By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President of the General Partner

Ballyshannon Family Partnership, L.P.

By: Ballyshannon Partners, Inc., its General Partner

		By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President of the General Partner

Insignia Partners, L.P.

By: Ballyshannon Partners, Inc., its General Partner

		By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	President of the General Partner

Odyssey Capital Group, L.P.

By: Odyssey Capital Group, Inc., its General Partner

		By:	/s/ Bruce E. Terker
		Name:	Bruce E. Terker
		Title:	Chairman of the General Partner

EXHIBIT A